Exhibit 99.1

Evogene Regains Compliance with Nasdaq Minimum Closing Bid Price Rule

Rehovot, Israel – August 25, 2022 – Evogene Ltd. (Nasdaq: EVGN, TASE: EVGN) (the “Company”, “Evogene”), a leading computational biology company targeting to revolutionize life-science product discovery and development across multiple market segments, today reported the receipt of a formal notification from The Nasdaq Stock Market LLC ("Nasdaq") that the Company has regained compliance with Listing Rule 5450(a)(1), which requires the Company's ordinary shares to maintain a minimum bid price of $1.00 per share.

The Nasdaq staff made this determination of compliance after the closing bid price of the Company's ordinary shares was at $1.00 per share or greater for the prior 10 consecutive business days. Accordingly, the Company has regained compliance with Nasdaq Listing Rule 5450(a)(1) and Nasdaq considers the prior bid price deficiency matter now closed.

About Evogene Ltd.:

Evogene (Nasdaq: EVGN, TASE: EVGN) is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd. and ag-biologicals by Lavie Bio Ltd.  For more information, please visit: www.evogene.com.

Evogene Investor Contact:
Kenny Green Email: evogene@gkir.com Tel: +1 212 378 8040